Exhibit 99.1

Press Release

GasLog Ltd. Reports Financial Results for the Quarter and the Year Ended December 31, 2017

MONACO, February 16, 2018, GasLog Ltd. and its subsidiaries (“GasLog” or “Group” or “Company”) (NYSE: GLOG), an international owner, operator and manager of liquefied natural gas (“LNG”) carriers, today reported its unaudited financial results for the quarter and the year ended December 31, 2017.

Highlights of the Quarter and the Year

•                                          Revenues of $135.8 million (Q4 2016: $126.5 million), Profit of $29.7 million (Q4 2016: $46.4 million) and Earnings per share(1) of $0.08 (Q4 2016: $0.36) for the quarter ended December 31, 2017.

•                                          EBITDA(2) of $89.7 million (Q4 2016: $84.8 million), Adjusted EBITDA(2) of $89.7 million (Q4 2016: $85.4 million), Adjusted Profit(2) of $21.4 million (Q4 2016: $18.9 million) and Adjusted Loss per share(1)(2) of $0.02 (Q4 2016: Adjusted Earnings per share of $0.02) for the quarter ended December 31, 2017.

•                                          Revenues of $525.2 million (2016: $466.1 million), Profit of $84.2 million (2016: $28.1 million) and Earnings per share(1) of $0.07 (2016: Loss per share of $0.39), for the year ended December 31, 2017.

•                                          EBITDA(2) of $355.9 million (2016: $301.0 million), Adjusted EBITDA(2) of $356.0 million (2016: $302.4 million), Adjusted Profit(2) of $78.7 million (2016: $57.5 million) and Adjusted Loss per share(1)(2) of $0.00 (2016: Adjusted Loss per share of $0.03) for the year ended December 31, 2017.

•                                          Completed the drop-down of the Solaris to GasLog Partners LP (“GasLog Partners” or the “Partnership”) for $185.9 million on October 20, 2017.

•                                          As previously announced, confirmed the order for a 180,000 cubic meter (“cbm”) GTT Mark III Flex Plus LNG carrier with dual-fuel two-stroke engine propulsion (“LP-2S”) from Samsung Heavy Industries Co., Ltd. (“Samsung”) which is scheduled to be delivered in the third quarter of 2019.

•                                          Quarterly dividend of $0.14 per common share payable on March 15, 2018.

Post Quarter-end Highlights

•                                          Delivery of the GasLog Houston on January 8, 2018 and commencement of a short-term time charter agreement with a major LNG producer.

•                                          Amendment of the charter of the GasLog Hong Kong to Total Gas & Power Chartering Limited (“Total”), a wholly owned subsidiary of Total S.A., such that the charter will commence on delivery of the vessel in March 2018 and expire in 2025.

•                                          GasLog Partners completed a public offering of 8.200% Series B Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (the “Series B Preference Units”), raising net proceeds of $111.0 million.

•                                          GasLog Partners prepaid the outstanding $29.8 million of the junior tranche of the credit agreement entered into on February 18, 2016 (the “Five Vessel Refinancing”), due in April 2018.

(1) Earnings/Loss per share (“EPS”) and Adjusted EPS are net of the profit attributable to the non-controlling interests of $20.8 million and the dividend on preferred stock of $2.5 million for the quarter ended December 31, 2017 ($15.1 million and $2.5 million, respectively, for the quarter ended December 31, 2016) and net of the profit attributable to the non-controlling interests of $68.7 million and the dividend on preferred stock of $10.1 million for the year ended December 31, 2017 ($49.5 million and $10.1 million, respectively, for the year ended December 31, 2016).

(2) EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS are non-GAAP financial measures and should not be used in isolation or as a substitute for GasLog’s financial results presented in accordance with International Financial Reporting Standards (“IFRS”). For definitions and reconciliations of these measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, please refer to Exhibit II at the end of this press release.

CEO Statement

Paul Wogan, Chief Executive Officer, stated: “GasLog posted another strong quarter, achieving record quarterly and annual results for revenues and EBITDA due to improved earnings from our spot fleet and a strong uptime performance from our ships on charter, including our 2016 newbuild deliveries. We recently took delivery of the GasLog Houston, our first on the water vessel with LP-2S propulsion, and immediately placed her on a short-term charter with a major LNG producer.

The 2017/2018 winter saw a significant increase in demand for LNG. In particular, China’s demand exceeded expectations as a result of cold weather and changes in energy and environmental policy. This strong demand from Asia pulled in LNG supply from multiple sources including the U.S., resulting in a significant tightening in the LNG shipping market which led to spot rates reaching multi-year highs. While we may see a seasonal moderation in spot rates as we exit the Northern Hemisphere winter, GasLog remains well positioned to benefit from the anticipated longer term market recovery through our five vessels currently trading in the spot market through the Cool Pool Limited (the “Cool Pool”) and the GasLog Houston prior to the start of her long-term charter to Shell at the end of 2018.

We are also encouraged by signs of continued LNG demand growth which will likely support development of new liquefaction capacity in the U.S. and elsewhere. For example, subsidiaries of Cheniere Energy Inc. (“Cheniere”) have recently announced contracts to supply Trafigura and China National Petroleum Corporation (“CNPC”). Combined with the progress made by other projects globally, we have increasing confidence that new projects will take final investment decisions (“FID”) in the next 12-18 months, many of which will require incremental shipping capacity.

We continue to grow our fleet through the order of a newbuild LNG carrier from Samsung. The vessel is currently unchartered but is expected to deliver into a stronger LNG shipping market in the third quarter of 2019. The Alexandroupolis Floating Storage and Regasification Unit (“FSRU”) project continues to move forward, with the Operation and Maintenance agreement nearing finalization, and negotiations with DEPA and Bulgarian Energy Holding (“BEH”) regarding equity participation progressing well. FID is expected in late 2018.”

LNG Market Update and Outlook

The fourth quarter of 2017 witnessed the start-up of Chevron’s Wheatstone LNG project in Australia, Novatek’s Yamal Train 1 in Russia, and Dominion’s Cove Point project in the United States, building on the momentum in the expansion of global liquefaction capacity seen throughout 2017. In total, over 30 million tonnes per annum (“mtpa”) of new nameplate capacity came online in 2017, an increase of 11% over 2016. Looking ahead, Ichthys, Wheatstone Train 2, Cameroon LNG, Elba Island, Prelude and Yamal Train 2 are expected to begin production this year adding a further approximately 25 mtpa of nameplate capacity, a projected increase of 9% over 2017.

Further out, the long-term outlook for the LNG market remains positive as witnessed by Cheniere’s recent sale and purchase agreements with Trafigura under which it agreed to supply 1 mtpa of LNG over 15 years beginning in 2019 and with CNPC under which it agreed to supply 1.2 mtpa of LNG for up to 25 years commencing in 2018. Tohoku Electric has contracted to purchase 0.2 mtpa from Area 1 in Mozambique. While only one FID was made last year (ENI’s 3.4 mtpa Coral FLNG), various sources project a shortfall of LNG by between 2021 and 2023, implying the need for additional project sanctions over the next 1-3 years.

Demand for LNG in 2017 was stronger than expected, growing an estimated 12% over 2016. More specifically, Chinese demand grew by 44% year-on-year, overtaking South Korea as the world’s second largest consumer of LNG as the country seeks to introduce more natural gas into its energy mix. Elsewhere in Asia, demand from Japan remained steady while South Korea and Taiwan grew 10% and 14%, respectively. Strong seasonal demand from Asia drove spot LNG prices to over $11/million British thermal units (“mmbtu”) in early 2018 widening the west-east arbitrage window for sending Atlantic Basin LNG into Asia, expanding tonne miles and driving incremental demand for LNG shipping capacity.

In the LNG shipping spot market, tri-fuel diesel electric (“TFDE”) headline rates, as reported by Clarksons, rose through the end of the fourth quarter, reaching a peak of $82,000 per day in late December, an increase of 82% from the same time in 2016. While headline rates have fallen in recent weeks to approximately $73,000 per day, this improvement in rates, combined with only ten newbuild orders last year, gives us confidence in the sustainability of the current market recovery. While we expect there to be seasonality in both LNG prices and LNG shipping spot rates during 2018, the longer-term outlook for LNG shipping day rates remains positive.

It may take time before the strength in the spot market observed this winter translates into the multi-year charter market as we are in the early stages of the recovery. However, we are observing increasing levels of tendering activity for charters ranging from multi-month to multi-year. In addition, some off-takers for LNG projects scheduled to begin production over the next two years have yet to secure their shipping requirements. We expect a number of vessels for these projects to be sourced from vessels currently operating in the short-term market, but also expect the coming increase in LNG supply to require additional LNG carriers beyond those currently on the water and in the orderbook.

Delivery of the GasLog Houston

On January 8, 2018, GasLog took delivery of the GasLog Houston, a LNG carrier of 174,000 cbm with LP-2S propulsion constructed by Hyundai Heavy Industries Co., Ltd. (“Hyundai”). The vessel is currently on a short-term charter to a major LNG producer and thereafter will trade in the short-term market until the commencement of its multi-year charter party with a subsidiary of Shell, from the end of 2018 until April 2028.

GasLog Partners’ Issuance of Series B Preference Units

On January 17, 2018, GasLog Partners completed a public offering of 4,600,000 8.200% Series B Preference Units (including 600,000 units issued upon the exercise in full by the underwriters of their option to purchase additional Series B Preference Units), liquidation preference $25.00 per unit, at a price to the public of $25.00 per preference unit. The net proceeds from the offering after deducting underwriting discounts, commissions and other offering expenses were $111.0 million. The Series B Preference Units are listed on the New York Stock Exchange under the symbol “GLOP PR B”. The initial distribution on the Series B Preference Units will be payable on March 15, 2018.

Additional Vessel

On January 12, 2018, GasLog entered into a shipbuilding contract with Samsung for the construction of a 180,000 cbm GTT Mark III Flex LNG Carrier with LP-2S propulsion (Hull No. 2213) that is scheduled to be delivered in the second quarter of 2020. This vessel will now be the vessel to be chartered to Pioneer Shipping Limited, a wholly owned a subsidiary of Centrica plc (“Centrica”) for an initial period of approximately seven years, as previously announced on October 20, 2016. The 180,000 cbm GTT Mark III Flex Plus LNG Carrier with LP-2S propulsion (Hull No. 2212) as referenced in the highlights and to be delivered in the third quarter of 2019 is currently without charter.

Drop-down of the Solaris to GasLog Partners

On September 19, 2017, GasLog entered into a share purchase agreement for the drop-down to GasLog Partners of 100% of the ownership interest in GAS-eight Ltd., the entity that owns the Solaris, for an aggregate purchase price of $185.9 million, which includes outstanding debt of $116.5 million and $1.0 million for the positive net working capital balance transferred with the entity. The acquisition closed on October 20, 2017.

GasLog Partners’ At-the-market Common Equity Offering Programme (the “ATM Programme”)

On May 16, 2017, GasLog Partners commenced an ATM Programme under which the Partnership may, from time to time, raise equity through the issuance and sale of new common units having an aggregate offering value of up to $100.0 million in accordance with the terms of an equity distribution agreement entered into on the same date. Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. LLC have agreed to act as sales agents. On November 3, 2017, the size of the ATM Programme was increased to $144.0 million and UBS Securities LLC was included as a sales agent. During the fourth quarter of 2017, GasLog Partners issued and received payment for 385,520 common units at a weighted average price of $23.31 per common unit for total gross proceeds of $9.0 million and net proceeds of $8.5 million, after broker commissions of $0.1 million and other expenses of $0.4 million.

Since the commencement of the ATM Programme through December 31, 2017, GasLog Partners has issued and received payment for a total of 2,737,405 common units, with cumulative gross proceeds of $62.9 million, at a weighted average price of $22.97 per unit, representing a discount of 0.5% to the volume weighted average trading price of GasLog Partners’ common units on the days on which new common units were issued. Cumulative net proceeds have been $61.2 million.

Financing Transactions

On January 5, 2018, GasLog, through GasLog Partners, prepaid $29.8 million of the junior tranche of the Five Vessel Refinancing, which would have been due in April 2018.

Dividend Declaration

On November 16, 2017, the board of directors declared a dividend on the Series A Preference Shares of $0.546875 per share, or $2.5 million in the aggregate, payable on January 2, 2018 to holders of record as of December 29, 2017. GasLog paid the declared dividend to the transfer agent on December 29, 2017.

On February 15, 2018, the board of directors declared a quarterly cash dividend of $0.14 per common share payable on March 15, 2018 to shareholders of record as of March 5, 2018.

Financial Summary

	For the three months ended		For the year ended
In thousands of U.S. dollars, except per share data	December 31, 2016	December 31, 2017	December 31, 2016	December 31, 2017
Revenues	126,481	135,772	466,059	525,229
EBITDA(1)	84,756	89,655	301,023	355,902
Adjusted EBITDA(1)	85,406	89,666	302,386	356,048
Profit	46,426	29,685	28,051	84,209
Adjusted Profit(1)	18,853	21,438	57,495	78,724
Profit/(loss) attributable to the owners of GasLog	31,322	8,934	(21,486)	15,506
EPS, basic	0.36	0.08	(0.39)	0.07
Adjusted EPS(1)	0.02	(0.02)	(0.03)	(0.00)

(1)Adjusted Profit, EBITDA, Adjusted EBITDA and Adjusted EPS are non-GAAP financial measures and should not be used in isolation or as a substitute for GasLog’s financial results presented in accordance with IFRS. For definitions and reconciliations of these measurements to the most directly comparable financial measures calculated and presented in accordance with IFRS, please refer to Exhibit II at the end of this press release.

There were 2,050 and 8,317 operating days for the quarter and the year ended December 31, 2017, respectively (2,078 and 7,439 operating days for the quarter and the year ended December 31, 2016, respectively). The decrease in operating days in the fourth quarter of 2017 as compared to the fourth quarter of 2016 resulted mainly from the increased off-hire days due to a scheduled dry-docking and repairs partially offset by an increase from the delivery of the GasLog Gibraltar on October 31, 2016. The year-on-year increase in operating days resulted mainly from the deliveries of the GasLog Greece, the GasLog Glasgow, the GasLog Geneva and the GasLog Gibraltar on March 29, 2016, June 30, 2016, September 30, 2016 and October 31, 2016, respectively, combined with fewer off-hire days due to scheduled dry-dockings and repairs.

Revenues were $135.8 million and $525.2 million for the quarter and the year ended December 31, 2017, respectively ($126.5 million and $466.1 million for the quarter and the year ended December 31, 2016, respectively). The increase in revenues in the fourth quarter of 2017, as compared to the fourth quarter of 2016 was mainly attributable to the increased revenues from vessels operating in the spot market, while the year-on-year increase in revenues was mainly driven by the full operation of the GasLog Greece, the GasLog Glasgow, the GasLog Geneva and the GasLog Gibraltar and increased revenues from vessels operating in the spot market.

Vessel operating and supervision costs were $35.6 million and $122.5 million for the quarter and the year ended December 31, 2017, respectively ($29.4 million and $112.6 million for the quarter and the year ended December 31, 2016, respectively). The increase in vessel operating and supervision costs for the quarter and the year ended December 31, 2017 was mainly driven by the increase in ownership days due to the full operation of the 2016 deliveries and an increase in crew wages and technical maintenance expenses.

Voyage expenses and commissions were $1.3 million and $8.2 million for the quarter and the year ended December 31, 2017, respectively ($2.5 million and $15.2 million for the quarter and the year ended December 31, 2016, respectively). The decrease resulted mainly from the movement in net allocation of the Cool Pool results.

Depreciation was $34.6 million and $137.2 million for the quarter and the year ended December 31, 2017, respectively ($33.9 million and $123.0 million for the quarter and the year ended December 31, 2016, respectively). The increase resulted from the increase in the average number of vessels in our fleet.

General and administrative expenses were $9.6 million and $39.9 million for the quarter and the year ended December 31, 2017, respectively ($10.3 million and $38.6 million for the quarter and the year ended December 31, 2016, respectively). The decrease in general and administrative expenses in the fourth quarter of 2017 as compared to the fourth quarter of 2016 was mainly attributable to the decrease of foreign exchange losses, while the year-on-year increase was mainly driven by an increase in employee costs and share-based compensation expense, partially offset by the decrease of foreign exchange losses.

Financial costs were $34.9 million and $139.2 million for the quarter and the year ended December 31, 2017, respectively ($30.6 million and $137.3 million for the quarter and the year ended December 31, 2016, respectively). The increase in financial costs in the fourth quarter of 2017 as compared to the fourth quarter of 2016 was mainly attributable to the increased average debt outstanding as a result of the U.S. bond offering completed in March 2017 and the increased weighted average interest rate. The year-on-year increase in financial costs was mainly driven by the increased average debt outstanding as a result of the debt drawdowns for the new vessels delivered in 2016 the U.S. bond offering and the increased weighted average interest rate, partially offset by the write-off of $18.2 million of unamortized loan issuance costs associated with re-financing which occurred during 2016. An analysis of financial costs is set forth below:

	For the three months ended		For the year ended
(All amounts expressed in thousands of U.S. dollars)	December 31, 2016	December 31, 2017	December 31, 2016	December 31, 2017
Financial costs
Amortization and write-off of deferred loan and bond issuance costs and premium	2,895	3,063	35,141	12,398
Interest expense on loans and realized loss on cash flow hedges	21,474	21,132	76,495	85,813
Interest expense on bonds and realized loss on cross-currency swaps	3,033	7,588	11,723	27,085
Finance lease charge	2,795	2,708	9,367	10,875
Loss arising on bond repurchase at a premium	—	—	2,120	1,459
Other financial costs	363	379	2,470	1,551
Total	30,560	34,870	137,316	139,181

Gain on swaps was $8.6 million and $2.0 million for the quarter and the year ended December 31, 2017, respectively (a gain of $26.0 million and a loss of $13.4 million for the quarter and the year ended December 31, 2016, respectively). The decrease in gain on swaps in the fourth quarter of 2017 as compared to the fourth quarter of 2016 was mainly attributable to a decrease of $19.7 million in gain from mark-to-market valuation of our derivative financial instruments carried at fair value through profit or loss, partially offset by a decrease of $2.4 million in realized loss on derivative financial instruments held for trading. The year-on-year increase in gain on swaps was mainly driven by the decrease of $19.1 million in recycled loss that was reclassified from equity to the statement of profit or loss relating to the cumulative loss from the period that the hedges of the interest rate swaps terminated in July 2016 were effective and the decrease of $4.3 million in realized loss on derivative financial instruments held for trading, partially offset by the decrease of $8.0 million in gain from mark-to-market valuation of our derivative financial instruments carried at fair value through profit or loss. An analysis of (gain)/loss on swaps is set forth below:

	For the three months ended		For the year ended
(All amounts expressed in thousands of U.S. dollars)	December 31, 2016	December 31, 2017	December 31, 2016	December 31, 2017
(Gain)/loss on swaps
Realized loss/(gain) on interest rate swaps held for trading	2,258	(139)	8,435	4,112
Unrealized gain on interest rate swaps held for trading	(28,223)	(8,536)	(18,530)	(10,570)
Recycled loss of cash flow hedges reclassified to profit or loss	—	—	23,514	4,368
Ineffective portion on cash flow hedges	—	65	—	65
Total	(25,965)	(8,610)	13,419	(2,025)

Profit was $29.7 million and $84.2 million for the quarter and the year ended December 31, 2017, respectively ($46.4 million and $28.1 million for the quarter and the year ended December 31, 2016, respectively). The decrease in profit in the fourth quarter of 2017 as compared to the fourth quarter of 2016 was mainly attributable to the decrease in gain on swaps and the increase in financial costs, partially offset by the increase in profit from operations due to the factors mentioned above. The year-on-year increase was mainly driven by the increase in profit from operations due to the factors mentioned above and the increase in gain on swaps.

Adjusted Profit(1) was $21.4 million and $78.7 million for the quarter and the year ended December 31, 2017, respectively ($18.9 million and $57.5 million for the quarter and the year ended December 31, 2016, respectively), adjusted for the effects of the non-cash gain/loss on swaps, the write-off and accelerated amortization of unamortized loan/bond fees and premium, as well as the net foreign exchange losses.

Profit attributable to the owners of GasLog was $8.9 million and $15.5 million for the quarter and the year ended December 31, 2017, respectively (profit of $31.3 million and loss of $21.5 million for the quarter and the year ended December 31, 2016, respectively). The decrease in profit attributable to the owners of GasLog in the fourth quarter of 2017, as compared to the fourth quarter of 2016 resulted mainly from the respective movement in profit mentioned above and the increased amount allocated to third parties as a result of GasLog Partners’ equity offerings in January and May 2017, its ATM Programme initiated in May 2017 and the drop-down of four vessels. The year-on-year increase in profit attributable to the owners of GasLog for the year resulted mainly from the respective movement in profit mentioned above, partially offset by the increased amount allocated to third parties as a result of GasLog Partners’ equity offerings in August 2016, January 2017 and May 2017, and its ATM Programme initiated in May 2017, and the associated drop-down of four vessels.

EBITDA(1) was $89.7 million and $355.9 million for the quarter and the year ended December 31, 2017, respectively ($84.8 million and $301.0 million for the quarter and the year ended December 31, 2016, respectively). The increases in EBITDA were driven by the increases in revenues and the decreases in voyage expenses, partially offset by the increases in vessel operating expenses and the movements in the general administrative expenses as discussed above.

Adjusted EBITDA(1) was $89.7 million and $356.0 million for the quarter and the year ended December 31, 2017, respectively ($85.4 million and $302.4 million for the quarter and the year ended December 31, 2016, respectively).

Earnings per share was $0.08 and $0.07 for the quarter and the year ended December 31, 2017, respectively (earnings of $0.36 and a loss of $0.39 per share for the quarter and the year ended December 31, 2016, respectively).

Adjusted Loss per share(1) was $0.02 and $0.00 per share for the quarter and the year ended December 31, 2017, respectively (earnings of $0.02 and a loss of $0.03 per share for the quarter and the year ended December 31, 2016, respectively).

(1) Adjusted Profit, EBITDA, Adjusted EBITDA and Adjusted EPS are non-GAAP financial measures and should not be used in isolation or as a substitute for GasLog’s financial results presented in accordance with IFRS. For definitions and reconciliations of these measurements to the most directly comparable financial measures calculated and presented in accordance with IFRS, please refer to Exhibit II at the end of this press release.

Contracted Charter Revenues

GasLog’s contracted charter revenues are estimated to increase from $486.0 million for the fiscal year 2017 to $498.3 million for the fiscal year 2019, based on contracts in effect as of December 31, 2017, without including any extension options. As of December 31, 2017, the total future firm contracted revenue stood at $3.1 billion(1), including the twelve vessels owned by GasLog Partners, but excluding the vessels operating in the spot market.

(1) Contracted revenue calculations assume: (a) 365 revenue days per annum, with 30 off-hire days when the ship undergoes scheduled dry-docking; (b) all LNG carriers on order are delivered on schedule; and (c) no exercise of any option to extend the terms of charters.

Liquidity and Capital Resources

As of December 31, 2017, GasLog had $384.1 million of cash and cash equivalents, of which $189.9 million was held in time deposits and the remaining balance in current accounts.

As of December 31, 2017, GasLog had an aggregate of $2.5 billion of indebtedness outstanding under its credit facilities and bond agreements, of which $179.4 million was repayable within one year, and a $213.4 million finance lease liability related to the sale and leaseback of the Methane Julia Louise, of which $6.3 million was repayable within one year.

As of December 31, 2017, there was undrawn available capacity of $100.0 million under the revolving credit facility of the Legacy Facility Refinancing entered into on July 19, 2016.

As of December 31, 2017, GasLog’s total commitments for capital expenditures are related to four LNG carriers on order and the GasLog Houston which was delivered in 2018, which have a gross aggregate contract price of approximately $1.0 billion. As of December 31, 2017, the total remaining balance of the contract prices of the aforementioned newbuildings was $882.6 million which GasLog expects to be funded with the $664.0 million undrawn capacity under the financing agreement entered into on October 16, 2015, as well as cash balances, cash from operations, cash from future equity offerings in relation to drop-downs to the Partnership, if any, and borrowings under new and existing debt agreements.

As of December 31, 2017, GasLog’s current assets totaled $417.1 million while current liabilities totaled $294.9 million, resulting in a positive working capital position of $122.2 million.

GasLog has hedged 53.9% of its expected floating interest rate exposure on its outstanding debt (excluding the finance lease liability) as of December 31, 2017.

Our Fleet

Owned Fleet

The following table presents information about our wholly owned vessels and their associated time charters as of February 16, 2018:

			Cargo
		Year	Capacity			Charter	Optional
Vessel Name		Built	(cbm)	Charterer	Propulsion	Expiration(1)	Period(2)
1	GasLog Savannah	2010	155,000	Spot Market (3)	TFDE	—	—
2	GasLog Singapore	2010	155,000	Spot Market (3)	TFDE	—	—
3	GasLog Skagen(5)	2013	155,000	Shell	TFDE	August 2019(4)	—
4	GasLog Chelsea	2010	153,600	Spot Market(3)	TFDE	—	—
5	GasLog Saratoga	2014	155,000	Spot Market(3)	TFDE	—	—
6	Methane Lydon Volney	2006	145,000	Shell	Steam	October 2020	2023-2025
7	Methane Becki Anne	2010	170,000	Shell	TFDE	March 2024	2027-2029
8	GasLog Salem(5)	2015	155,000	Spot Market(3)	TFDE	—	—
9	GasLog Glasgow	2016	174,000	Shell	TFDE	June 2026	2031
10	GasLog Gibraltar	2016	174,000	Shell	TFDE	October 2023	2028-2031
11	GasLog Houston	2018	174,000	Shell	LP-2S	April 2028	2031-2034

The following table presents information about GasLog Partners’ fleet and their associated time charters as of February 16, 2018:

			Cargo
		Year	Capacity			Charter	Optional
Vessel Name		Built	(cbm)	Charterer	Propulsion	Expiration(1)	Period(2)
1	GasLog Shanghai	2013	155,000	Shell	TFDE	May 2018	—
2	GasLog Santiago	2013	155,000	Shell	TFDE	July 2018	—
3	GasLog Sydney	2013	155,000	Shell	TFDE	September 2018	—
4	GasLog Seattle	2013	155,000	Shell	TFDE	December 2020	2025-2030
5	Solaris	2014	155,000	Shell	TFDE	June 2021	2026-2031
6	GasLog Greece	2016	174,000	Shell	TFDE	March 2026	2031
7	GasLog Geneva	2016	174,000	Shell	TFDE	September 2023	2028-2031
8	Methane Rita Andrea	2006	145,000	Shell	Steam	April 2020	2023-2025
9	Methane Jane Elizabeth	2006	145,000	Shell	Steam	October 2019	—
10	Methane Shirley Elisabeth	2007	145,000	Shell	Steam	June 2020	2023-2025
11	Methane Alison Victoria	2007	145,000	Shell	Steam	December 2019	—
12	Methane Heather Sally	2007	145,000	Shell	Steam	December 2020	2023-2025

Bareboat Vessel

			Cargo
		Year	Capacity			Charter	Optional
Vessel Name		Built	(cbm)	Charterer	Propulsion	Expiration(1)	Period(2)
1	Methane Julia Louise	2010	170,000	Shell	TFDE	March 2026	2029-2031

(1)	Indicates the expiration of the initial term.
(2)

The period shown reflects the expiration of the minimum optional period and the maximum optional period. The charterers of the GasLog Seattle and the Solaris have unilateral options to extend the term of the time charters for periods ranging from five to ten years, provided that the charterers provide us with advance notices of declaration of any option in accordance with the terms of the applicable charter. The charterers of the Methane Lydon Volney, the Methane Shirley Elisabeth, the Methane Heather Sally, the Methane Rita Andrea, the Methane Becki Anne and the Methane Julia Louise have unilateral options to extend the term of the related time charters for a period of either three or five years at their election, provided that the charterers provide us with advance notices of declaration of any option in accordance with the terms of the applicable charter. The charterer of the GasLog Greece and the GasLog Glasgow has the right to extend the charters for a period of five years at the charterer’s option. The charterer of the GasLog Geneva has the right to extend the charter by two additional periods of five and three years, respectively, provided that the charterer provides us with advance notice of declaration. The charterer of the GasLog Houston has the right to extend the charter by two additional periods of three years, provided that the charterer provides us with advance notice of declaration.

(3)	Vessels operating in the spot market that participate in The Cool Pool Limited (the “Cool Pool”).
(4)

On April 28, 2017, the Group signed an amendment to the GasLog Skagen seasonal time charter agreement, pursuant to which the seasonal charter of the vessel, due to expire in April 2021, was replaced by a continuous time charter for a period of 2.4 years ending in August 2019.

(5)

On December 6, 2017, a deed of novation and amendment of the charter party agreement of the GasLog Skagen with Shell was signed between the Group and Shell to substitute the GasLog Salem for the GasLog Skagen in the execution of the charter party. The substitution will take effect after the completion of the GasLog Skagen’s dry-docking in the third quarter of 2018.

Future Deliveries

GasLog has four newbuildings on order at Samsung and one newbuilding on order at Hyundai. Our vessels presently under construction are on schedule and within budget:

LNG Carrier	Year Built(1)	Shipyard	Cargo Capacity (cbm)	Charterer	Propulsion	Estimated Charter Expiration(2)
Hull No. 2130	Q1 2018	Samsung	174,000	Shell	LP-2S	2027
Hull No. 2801	Q1 2018	Hyundai	174,000	Total	LP-2S	2025
Hull No. 2131	Q1 2019	Samsung	174,000	Shell	LP-2S	2029
Hull No. 2212	Q3 2019	Samsung	180,000	—	LP-2S	—
Hull No. 2213	Q2 2020	Samsung	180,000	Centrica	LP-2S	2027

(1)           Expected delivery quarters are presented.

(2)           Charter expiration to be determined based upon actual date of delivery.

Conference Call

GasLog will host a conference call to discuss its results for the fourth quarter of 2017 at 8:30 a.m. EST (1:30 p.m. GMT) on Friday, February 16, 2018. Paul Wogan, Chief Executive Officer, and Alastair Maxwell, Chief Financial Officer, will review the Company’s operational and financial performance for the period. Management’s presentation will be followed by a Q&A session.

The dial-in numbers for the conference call are as follows:

+1 855 282 5963 (USA)

+44 20 3107 0289 (United Kingdom)

+33 1 70 80 71 53 (France)

+852 3011 4522 (Hong Kong)

Conference ID: 7262819

A live webcast of the conference call will also be available on the investor relations page of the Company’s website at http://www.gaslogltd.com/investor-relations.

For those unable to participate in the conference call, a replay will also be available from 12:00 p.m. EST (5:00 p.m. GMT) on Friday, February 16, 2018 until 11:59 p.m. EST (4:59 a.m. GMT) on Friday, February 23, 2018.

The replay dial-in numbers are as follows:

+1 855 859 2056 (USA)

+44 20 3107 0235 (United Kingdom)

+33 1 70 80 71 79 (France)

+852 3011 4541 (Hong Kong)

Replay passcode: 7262819

The replay will also be available via a webcast in the investor relations page of the Company’s website at http://www.gaslogltd.com/investor-relations.

About GasLog

GasLog is an international owner, operator and manager of LNG carriers providing support to international energy companies as part of their LNG logistics chain. GasLog’s consolidated owned fleet consists of 28 LNG carriers (23 ships on the water and five on order). GasLog also has an additional LNG carrier which was sold to a subsidiary of Mitsui Co., Ltd. and leased back under a long-term bareboat charter. GasLog’s consolidated fleet includes twelve LNG carriers in operation owned by GasLog’s subsidiary, GasLog Partners. GasLog’s principal executive offices are at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco. Visit GasLog’s website at http://www.gaslogltd.com.

Forward Looking Statements

All statements in this press release that are not statements of historical fact are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that address activities, events or developments that the Company expects, projects, believes or anticipates will or may occur in the future, particularly in relation to our operations, cash flows, financial position, liquidity and cash available for dividends or distributions, plans, strategies, business prospects and changes and trends in our business and the markets in which we operate. We caution that these forward-looking statements represent our estimates and assumptions only as of the date of this press release, about factors that are beyond our ability to control or predict, and are not intended to give any assurance as to future results. Any of these factors or a combination of these factors could materially affect future results of operations and the ultimate accuracy of the forward-looking statements. Accordingly, you should not unduly rely on any forward-looking statements.

Factors that might cause future results and outcomes to differ include, but are not limited to the following:

•       general LNG shipping market conditions and trends, including spot and long-term charter rates, ship values, factors affecting supply and demand of LNG and LNG shipping, technological advancements and opportunities for the profitable operations of LNG carriers;

•       fluctuations in spot and long-term charter hire rates and vessel values;

•        changes in our operating expenses, including crew wages, maintenance, dry-docking and insurance costs and bunker prices;

•        number of off-hire days and dry-docking requirements including our ability to complete scheduled dry-dockings on time and within budget;

•        planned capital expenditures and availability of capital resources to fund capital expenditures;

•        our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term time charter commitments, including the risk that certain of our vessels may no longer have the latest technology which may impact the rate at which we can charter such vessels;

•        our ability to maintain long term relationships and enter into time charters with new and existing customers;

•       increased exposure to the spot market and fluctuations in spot charter rates;

•       fluctuations in prices for crude oil, petroleum products and natural gas;

•       changes in the ownership of our charterers;

•       our customers’ performance of their obligations under our time charters and other contracts;

•       our future operating performance and expenses, financial condition, liquidity and cash available for dividends and distributions;

•       our ability to obtain financing to fund capital expenditures, acquisitions and other corporate activities, funding by banks of their financial commitments, and our ability to meet our restrictive covenants and other obligations under our credit facilities;

•       future, pending or recent acquisitions of or orders for ships or other assets, business strategy, areas of possible expansion and expected capital spending;

•       the time that it may take to construct and deliver newbuildings and the useful lives of our ships;

•       fluctuations in currencies and interest rates;

•       the expected cost of and our ability to comply with environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities, governmental organizations, classification societies and standards imposed by our charterers applicable to our business;

•       risks inherent in ship operation, including the risk of accidents, collisions and the discharge of pollutants;

•       our ability to retain key employees and the availability of skilled labour, ship crews and management;

•       potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

•       potential liability from future litigation;

•       any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity breach; and

•       other risks and uncertainties described in the Company’s Annual Report on Form 20-F filed with the SEC on March 1, 2017 and available at http://www.sec.gov.

We undertake no obligation to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events, a change in our views or expectations or otherwise, except as required by applicable law. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

The declaration and payment of dividends are at all times subject to the discretion of our board of directors and will depend on, amongst other things, risks and uncertainties described above, restrictions in our credit facilities, the provisions of Bermuda law and such other factors as our board of directors may deem relevant.

Contacts:

Alastair Maxwell

Chief Financial Officer

Phone: +44-203-388-3100

Phil Corbett

Head of Investor Relations

Phone: +44-203-388-3116

Joseph Nelson

Deputy Head of Investor Relations

Phone: +1-212-223-0643

Email: ir@gaslogltd.com

EXHIBIT I - Unaudited Interim Financial Information

Unaudited condensed consolidated statements of financial position

As of December 31, 2016 and 2017

(Amounts expressed in thousands of U.S. Dollars)

	December 31, 2016	December 31, 2017
Assets
Non-current assets
Goodwill	9,511	9,511
Investment in associates	6,265	20,800
Deferred financing costs	12,045	17,519
Other non-current assets	1,824	428
Derivative financial instruments	7,856	16,012
Tangible fixed assets	3,889,047	3,772,566
Vessels under construction	96,356	166,655
Vessel held under finance lease	222,004	214,329
Total non-current assets	4,244,908	4,217,820
Current assets
Trade and other receivables	9,256	10,706
Dividends receivable and other amounts due from related parties	3,065	8,666
Derivative financial instruments	82	2,199
Inventories	8,461	6,839
Prepayments and other current assets	4,326	4,569
Short-term investments	18,000	—
Restricted cash	42	—
Cash and cash equivalents	227,024	384,092
Total current assets	270,256	417,071
Total assets	4,515,164	4,634,891
Equity and liabilities
Equity
Preference shares	46	46
Share capital	810	810
Contributed surplus	966,974	911,766
Reserves	10,160	18,347
Treasury shares	(10,861)	(6,960)
Accumulated deficit	(21,486)	(5,980)
Equity attributable to owners of the Group	945,643	918,029
Non-controlling interests	564,039	845,105
Total equity	1,509,682	1,763,134
Current liabilities
Trade accounts payable	7,255	11,526
Ship management creditors	841	2,394
Amounts due to related parties	105	35
Derivative financial instruments	7,854	1,815
Other payables and accruals	93,386	93,418
Borrowings, current portion	147,448	179,367
Finance lease liability, current portion	5,946	6,302
Total current liabilities	262,835	294,857
Non-current liabilities
Derivative financial instruments	22,485	—
Borrowings, non-current portion	2,504,578	2,368,189
Finance lease liability, non-current portion	214,455	207,126
Other non-current liabilities	1,129	1,585
Total non-current liabilities	2,742,647	2,576,900
Total equity and liabilities	4,515,164	4,634,891

Unaudited condensed consolidated statements of profit or loss

For the three months and years ended December 31, 2016 and 2017

(Amounts expressed in thousands of U.S. Dollars, except per share data)

	For the three months ended		For the years ended
	December 31, 2016	December 31, 2017	December 31, 2016	December 31, 2017
Revenues	126,481	135,772	466,059	525,229
Vessel operating and supervision costs	(29,390)	(35,595)	(112,632)	(122,486)
Voyage expenses and commissions	(2,481)	(1,340)	(15,184)	(8,150)
Depreciation	(33,936)	(34,581)	(122,957)	(137,187)
General and administrative expenses	(10,280)	(9,637)	(38,642)	(39,850)
Profit from operations	50,394	54,619	176,644	217,556

Financial costs	(30,560)	(34,870)	(137,316)	(139,181)
Financial income	201	871	720	2,650
Gain/(loss) on swaps	25,965	8,610	(13,419)	2,025
Share of profit of associate	426	455	1,422	1,159
Total other expenses, net	(3,968)	(24,934)	(148,593)	(133,347)
Profit for the period	46,426	29,685	28,051	84,209
Attributable to:
Owners of the Group	31,322	8,934	(21,486)	15,506
Non-controlling interests	15,104	20,751	49,537	68,703
	46,426	29,685	28,051	84,209

Earnings/(loss) per share — basic and diluted	0.36	0.08	(0.39)	0.07

Unaudited condensed consolidated statements of cash flows

For the years ended December 31, 2016 and 2017

(Amounts expressed in thousands of U.S. Dollars)

	For the years ended
	December 31, 2016	December 31, 2017
Cash flows from operating activities:
Profit for the year	28,051	84,209
Adjustments for:
Depreciation	122,957	137,187
Share of profit of associate	(1,422)	(1,159)
Financial income	(720)	(2,650)
Financial costs	137,316	139,181
Unrealized foreign exchange loss/(gain) on cash and cash equivalents	1,020	(772)
Unrealized gain on interest rate swaps held for trading including ineffective portion of cash flow hedges	(18,530)	(10,505)
Recycled loss of cash flow hedges reclassified to profit or loss	23,514	4,368
Non-cash defined benefit obligations	(25)	—
Share-based compensation	3,869	4,565
	296,030	354,424
Movements in working capital	39,290	(4,163)
Cash provided by operations	335,320	350,261
Interest paid	(78,788)	(126,631)
Net cash provided by operating activities	256,532	223,630
Cash flows from investing activities:
Payments for tangible fixed assets and vessels under construction	(761,513)	(82,352)
Dividends received from associate	1,413	1,315
Return of contributed capital from associate	137	59
Other investments	—	(14,125)
Purchase of short-term investments	(19,500)	(37,244)
Maturity of short-term investments	7,500	55,244
Financial income received	721	2,504
Net cash used in investing activities	(771,242)	(74,599)
Cash flows from financing activities:
Proceeds from bank loans and bonds	2,274,318	280,000
Proceeds from sale and finance leaseback	217,000	—
Bank loans and bonds repayments	(1,983,576)	(397,008)
Payment of loan issuance costs	(44,125)	(8,830)
Proceeds from GasLog Partners’ common unit offerings (net of underwriting discounts and commissions)	52,731	141,395
Proceeds from GasLog Partners’ preference unit offering (net of underwriting discounts and commissions)	—	139,222
Payment of equity raising costs	(442)	(2,032)
Payment for cross currency swaps’ termination/modification	(31,986)	(20,603)
Payment for NOK bond repurchase at a premium	(2,120)	(1,459)
Payment for interest rate swaps’ termination	(30,296)	—
Proceeds from entering into interest rate swaps	25,465	—
Dividends paid	(99,207)	(121,071)
Decrease in restricted cash	62,718	—
Payments for vessel held under finance lease	(714)	—
Payments for finance lease liability	—	(3,572)
Proceeds from stock options’ exercise	—	1,223
Net cash provided by financing activities	439,766	7,265
Effects of exchange rate changes on cash and cash equivalents	(1,020)	772
(Decrease)/increase in cash and cash equivalents	(75,964)	157,068
Cash and cash equivalents, beginning of the year	302,988	227,024
Cash and cash equivalents, end of the year	227,024	384,092

EXHIBIT II

Non-GAAP Financial Measures:

EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS

EBITDA is defined as earnings before depreciation, amortization, financial income and costs, gain/loss on swaps and taxes. Adjusted EBITDA is defined as EBITDA before foreign exchange gains/losses. Adjusted Profit represents earnings before write-off and accelerated amortization of unamortized loan fees/bond fees and premium, foreign exchange gains/losses and non-cash gain/loss on swaps that includes (if any) (a) unrealized gain/loss on derivative financial instruments held for trading and (b) recycled loss of cash flow hedges reclassified to profit or loss. Adjusted EPS represents earnings attributable to owners of the Group before non-cash gain/loss on swaps as defined above, foreign exchange gains/losses and write-off and accelerated amortization of unamortized loan/bond fees and premium, divided by the weighted average number of shares outstanding. EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS are non-GAAP financial measures that are used as supplemental financial measures by management and external users of financial statements, such as investors, to assess our financial and operating performance. We believe that these non-GAAP financial measures assist our management and investors by increasing the comparability of our performance from period to period. We believe that including EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS assists our management and investors in (i) understanding and analyzing the results of our operating and business performance, (ii) selecting between investing in us and other investment alternatives and (iii) monitoring our ongoing financial and operational strength in assessing whether to purchase and/or to continue to hold our common shares. This is achieved by excluding the potentially disparate effects between periods of, in the case of EBITDA and Adjusted EBITDA, financial costs, gain/loss on swaps, taxes, depreciation and amortization; in the case of Adjusted EBITDA, foreign exchange gains/losses; and in the case of Adjusted Profit and Adjusted EPS, non-cash gain/loss on swaps, foreign exchange gains/losses and write-off and accelerated amortization of unamortized loan/bond fees and premium, which items are affected by various and possibly changing financing methods, financial market conditions, capital structure and historical cost basis, and which items may significantly affect results of operations between periods.

EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS have limitations as analytical tools and should not be considered as alternatives to, or as substitutes for, or superior to, profit, profit from operations, earnings per share or any other measure of operating performance presented in accordance with IFRS. Some of these limitations include the fact that they do not reflect (i) our cash expenditures or future requirements for capital expenditures or contractual commitments, (ii) changes in, or cash requirements for, our working capital needs and (iii) the cash requirements necessary to service interest or principal payments on our debt. Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements. EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS are not adjusted for all non-cash income or expense items that are reflected in our statements of cash flows and other companies in our industry may calculate these measures differently than we do, limiting their usefulness as a comparative measure.

In evaluating Adjusted EBITDA, Adjusted Profit and Adjusted EPS, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted EBITDA, Adjusted Profit and Adjusted EPS should not be construed as an inference that our future results will be unaffected by the excluded items. Therefore, the non-GAAP financial measures as presented below may not be comparable to similarly titled measures of other companies in the shipping or other industries.

Reconciliation of Profit to EBITDA and Adjusted EBITDA:

(Amounts expressed in thousands of U.S. Dollars)

	For the three months ended		For the year ended
	December 31, 2016	December 31, 2017	December 31, 2016	December 31, 2017
Profit for the period	46,426	29,685	28,051	84,209
Depreciation	33,936	34,581	122,957	137,187
Financial costs	30,560	34,870	137,316	139,181
Financial income	(201)	(871)	(720)	(2,650)
(Gain)/loss on swaps	(25,965)	(8,610)	13,419	(2,025)
EBITDA	84,756	89,655	301,023	355,902
Foreign exchange losses, net	650	11	1,363	146
Adjusted EBITDA	85,406	89,666	302,386	356,048

Reconciliation of Profit to Adjusted Profit:

(Amounts expressed in thousands of U.S. Dollars)

	For the three months ended		For the year ended
	December 31, 2016	December 31, 2017	December 31, 2016	December 31, 2017
Profit for the period	46,426	29,685	28,051	84,209
Non-cash (gain)/loss on swaps	(28,223)	(8,471)	4,984	(6,137)
Write-off and accelerated amortization of unamortized loan/bond fees and premium	—	213	23,097	506
Foreign exchange losses, net	650	11	1,363	146
Adjusted Profit	18,853	21,438	57,495	78,724

Reconciliation of Earnings/(Loss) Per Share to Adjusted Earnings/(Loss) Per Share:

(Amounts expressed in thousands of U.S. Dollars, except shares and per share data)

	For the three months ended		For the year ended
	December 31, 2016	December 31, 2017	December 31, 2016	December 31, 2017
Profit/(loss) for the period attributable to owners of the Group	31,322	8,934	(21,486)	15,506
Less:
Dividend on Preference Shares	(2,516)	(2,516)	(10,063)	(10,064)
Profit/(loss) for the period available to owners of the Group used in EPS calculation	28,806	6,418	(31,549)	5,442
Weighted average number of shares outstanding, basic	80,553,503	80,673,054	80,534,702	80,622,788
Earnings/(loss) per share	0.36	0.08	(0.39)	0.07
Profit/(loss) for the period available to owners of the Group used in EPS calculation	28,806	6,418	(31,549)	5,442
Plus:
Non-cash (gain)/loss on swaps	(28,223)	(8,471)	4,984	(6,137)
Write-off and accelerated amortization of unamortized loan/bond fees and premium	—	213	23,097	506
Foreign exchange losses, net	650	11	1,363	146
Adjusted profit/(loss) attributable to owners of the Group	1,233	(1,829)	(2,105)	(43)
Weighted average number of shares outstanding, basic	80,553,503	80,673,054	80,534,702	80,622,788
Adjusted earnings/(loss) per share	0.02	(0.02)	(0.03)	(0.00)